PWA Securities, LLC

**(A wholly owned subsidiary of
PWA Holdings, LLC)**

Statement of Financial Condition
December 31, 2025

PWA Securities, LLC
Table of Contents
December 31, 2025



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of **PWA Securities, LLC:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **PWA Securities, LLC** as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of **PWA Securities, LLC** as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of **PWA Securities, LLC's** management. Our responsibility is to express an opinion on **PWA Securities, LLC's** financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **PWA Securities, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **PWA Securities, LLC's** auditor since 2023.
Assurance Dimensions, LLC
Coral Springs, Florida
February 25, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

PWA Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	434,533
Deposits with clearing organizations		157,469
Commissions receivable		326,973
Prepaid expenses		86,387
Notes receivable		5,624
Intercompany receivable		204
Total assets		$ 1,011,190

Liabilities and Member's Equity

Due to PWA, net	$	127,546
Accrued expenses		345,539
Total liabilities		473,085
Commitments and contingencies (Note 8)		-
Member's equity		538,105
Total liabilities and member's equity		$ 1,011,190

The accompanying notes are an integral part of this financial statement

1. **Organization and Nature of Business**

    PWA Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of PWA Holdings, LLC ("PWA Holdings").

    The Company's business as a securities broker-dealer consists of selling products to retail customers. Such products include mutual funds, variable annuities and variable life insurance.

    Brokerage transactions are executed by the Company on behalf of its customers and are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Raymond James Financial Services, LLC (the "Clearing Broker"). The Company does not carry customer accounts or perform custodial functions related to customer securities.

2. **Significant Accounting Policies**

    Basis of Presentation

    The Company's financial statement is prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standard Board ("FASB").

    Use of Estimates

    The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, as well as the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates. Such estimates include Commissions receivable and Accrued expenses.

    Cash and Cash Equivalents

    Cash and cash equivalents include amounts on deposit with banks and highly liquid investments with an original maturity of three months or less. They are reported at cost, which approximates fair value because of the relatively short period of time between their origination and expected maturity.

    Commissions Receivable

    All transactions, other than those cleared through the clearing broker, represent activity conducted directly between the client and third-party carriers. Commissions receivable include commission receivable from the clearing broker or direct carriers.

    The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances.

    The Company identified Commissions receivable, Prepaid expenses and Notes receivable which

are carried at amortized cost as in scope for consideration under ASC Topic 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company recorded Commissions receivable of $326,973 net of $0 allowance for credit losses at December 31, 2025.

Due to affiliate, net

Amounts payable consist of general operating expenses payable to Provenance Wealth Advisors, LLC (PWA), an affiliate of the Company, under an intercompany expense sharing agreement.

Income Taxes

The Company is organized as a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company's results are included in PWA Holdings' consolidated federal income tax return. Management has evaluated the effect of the guidance provided by U.S. GAAP on accounting for uncertainty in income taxes in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes and determined that the Company had no uncertain tax positions that could have a significant effect on the financial statement at December 31, 2025. Tax years 2022 through 2025 are subject to examination by the IRS.

Adoption of Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statement.

3. **Related Party Transactions**

   Pursuant to an expense sharing agreement, PWA charges the Company on a monthly basis for the Company's use of PWA's centralized services. The Company settles those transactions with PWA on a monthly basis.

4. **Fair Value Measurement**

   Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market

data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 - inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date.

Level 2 - inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - significant inputs are unobservable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information and other analytical techniques.

In determining fair value, the carrying value of Cash and Cash Equivalents, Commissions Receivable and Payable arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity or because we expect the assets and liabilities to be settled within a period of one year.

5.   **Regulatory Requirements**

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company had net capital of $336,661, which was $305,122 above the $31,539 required to be maintained. The ratio of aggregate indebtedness to net capital was 1.41 to 1. The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(ii) of that rule. The Company is also subject to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

6.   **Concentration of Credit Risk**

The Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

The Company is also exposed to credit risk in the event that counterparties fail to meet their contractual obligations. As of December 31, 2025, the Company did not have revenue concentration with any particular customer. Management monitors these exposures and believes that the risk of loss is minimal.

7.   **Off-Balance Sheet Risk**

In the normal course of business, securities transactions of customers are introduced and cleared through a third-party clearing broker. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for certain losses that result from transactions with such customers.

Direct customer transactions executed by third party sponsors on behalf of the customers may

expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations and the Company has to sell the investment product at a loss.

The Company's policy is to monitor its customer and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company, in its normal course of business, may enter into other legal contracts that contain several of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

8. **Commitments and Contingencies**

The Company may be engaged in various disputes, litigations, governmental regulatory inquiries and other proceedings arising out of its business operations. These matters could result in losses, monetary damages, fines penalties or changes in the business operations of the Company. Due to the uncertainties inherent in these disputes, it is difficult to determine the ultimate loss the Company will experience. The Company evaluates each matter and establishes an accrual where a loss is probable, and the amount can be reasonably estimated.

The Company also evaluates these matters for a reasonably possible range of loss. Due to the uncertainties inherent in these matters, such as timing of discovery and court decisions, the Company is not able to ascertain a reasonably possible range of loss for each matter. In the opinion of Management, as of December 31, 2025, the aggregate range of reasonably possible loss for those matters it is able to provide an estimate for is not material to the Company's financial position.

9. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Company's significant accounting policies (see Note 2). The Company's segment revenue and expenses are in line with what is in the Company's Statement of Operations and includes all significant categories that are provided to the CODM for review. Also, the segment assets are the same as those reported in the Company's Statement of Financial Condition.

10. **Subsequent Events**

The Company considers events occurring after the Statement of Financial Condition date but prior to February 25, 2026, the issuance date of the financial statement, to be subsequent events. There were no subsequent events through February 25, 2026, the date the financial statement was available to be issued that affect the Company's financial statement or require additional disclosures.